Exhibit 99.1

Descartes Acquires GroundCloud
Strengthens Final-Mile Carrier Capabilities and Adds Road Safety Compliance Platform

WATERLOO, Ontario, February 14, 2023 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired GroundCloud, a cloud-based provider of final-mile carrier solutions and road safety compliance tools.

GroundCloud is a leader in final-mile logistics automation, combining operations, safety and compliance in an integrated platform. Final-mile carriers leverage the platform to receive customer delivery orders, plan and execute routes against those orders, train and monitor drivers on safety and performance, manage assets and resources, and analyze the operating efficiency of their business. GroundCloud’s platform also incorporates video telematics to provide driving event detection and verification, combined with reactive coaching solutions designed to improve safety.

“To deliver safely and efficiently on customer expectations in today’s dynamic market conditions, final-mile carriers need a holistic approach to operations, safety and compliance,” said Andrew Roszko, Chief Commercial Officer at Descartes. “This challenge is even more complex for the thousands of subcontracted delivery service providers working as agents for larger carriers. GroundCloud helps ensure seamless operations, end-to-end visibility, and standards of safety and compliance are met, including helping final-mile carriers comply with the various safety mandates of large transportation brands.”

“Descartes continues to invest in our final-mile capabilities to make sure that our customers can fulfil orders and meet delivery commitments efficiently with worker and community safety at the forefront,” said Edward J. Ryan, Descartes’ CEO. “When combined with Descartes, we see a tremendous opportunity to leverage GroundCloud’s safety content and compliance solutions across a wider set of industry verticals in our routing and mobile customer base. I’d like to welcome the GroundCloud customers, partners and team of domain experts to Descartes.”

GroundCloud is headquartered in Minneapolis, Minnesota. Descartes acquired GroundCloud for up-front consideration of approximately $USD 138 million satisfied with cash on hand, plus potential performance-based consideration. The maximum amount payable under the all-cash performance-based earn-out is $USD 80 million, based on the combined business achieving revenue-based targets in each of the first two years post-acquisition. Any earn-out is expected to be paid in fiscal 2025 and fiscal 2026.

About Descartes Systems Group
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

Global Investor Contact
Laurie McCauley
+1-519-746-6114 x202358
investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of GroundCloud and its solution offerings; the potential to provide customers with final-mile and safety compliance solutions; the potential to combine GroundCloud’s solution offerings with other products and services of Descartes; other potential benefits derived from the acquisition and GroundCloud’s solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the expected future performance of the GroundCloud business based on its historical and projected performance as well as the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes’ most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.